UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                                     BASF AG
         --------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
         --------------------------------------------------------------
                         (Title of class of securities)

                                    055262505
         --------------------------------------------------------------
                                 (CUSIP number)

                                  April 9, 2001
         --------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)



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---------------------------------               --------------------------------
CUSIP No. 055262505                   13G               Page 2 of 6 Pages
---------------------------------               --------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY                        23,079,071
OWNED BY                     ------ --------------------------------------------
EACH REPORTING                      SHARED VOTING POWER
PERSON WITH                  6      13,342,657
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      23,079,071
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      18,187,354
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         41,266,425
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [_]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.8%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------


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Item 1(a)         Name of Issuer:

                  BASF AG (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is BASF AG, Carl-Bosch-Strasse 38 Ludwigshafen, 67056, Federal Republic of Germany.


Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ( the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is Common Stock, which also may include securities held in the form of American Depository Receipts (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [_] Broker or dealer registered under section 15 of the Act;

                  (b)   [_] Bank as defined in section 3(a)(6) of the Act;

                  (c) [_] Insurance Company as defined in section 3(a)(19) of the Act;

                  (d) [_] Investment Company registered under section 8 of the Investment Company Act of 1940;

                  (e)   [_] An investment  adviser in accordance with Rule 13d-1
                        (b)(1)(ii)(E);

                  (f) [_] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g) [_] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h) [_] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                  (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j)   [_] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.     Ownership.

                  (a)      Amount beneficially owned:

                           The  Reporting  Person  owns the amount of the Common
                  Stock as set forth on the cover page.

                  (b)      Percent of class:

                           The  Reporting  Person  owns  the  percentage  of the
                  Common Stock as set forth on the cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    The  Reporting  Person has the sole power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    The Reporting Person has the shared power to
                           vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of

                                    The  Reporting  Person has the sole power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of

                                    The Reporting Person has the shared power to
                           dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Except for the Common Stock over which the Reporting Person exercises sole disposition or voting control, investment management clients of the Reporting Person and of the Reporting Person's subsidiaries listed in item 7 below have the ultimate right to dividends from Common Stock held on their behalf and the proceeds from the sale of Common Stock held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  The following are subsidiaries of the Reporting Person which acquired Common Stock included in the figures on the cover pages: Deutsche Asset Management Limited, Deutsche Asset Management (International) Limited, Deutsche Asset Management Life & Pensions Ltd., Deutsche Asset Management Investmentgesellschaft mbH, Deutsche Asset Management International GmbH, Deutsche Vermogensbildungsgesellschaft mbH, DWS Investment GmbH, DWS Austria Investmentgesellschaft mbH, DWS Investment (Schweiz) AG, Finanza & Futuro S.p.A., Deutsche Asset Management (Japan) Ltd., DB (Suisse) S.A., Deutsche Funds Management and Deutsche Trust Bank Ltd.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2001



                                        DEUTSCHE BANK AG



                                        By:/s/ Jeffrey A. Ruiz
                                           -------------------------------------
                                           Name:   Jeffrey A. Ruiz
                                           Title:  Vice President



                                        By:/s/ Margaret M. Adams
                                           ------------------------------------
                                           Name:   Margaret M. Adams
                                           Title:  Director